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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

        This Report includes the following documents:

1.
A press release from Pearson plc announcing the half year results for the six months ended June 30, 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc
Date: July 30, 2002	By:	/s/ RONA FAIRHEAD Rona Fairhead Finance Director

PRESS RELEASE

29 July 2002

PEARSON PLC INTERIM RESULTS (unaudited)
Six months ended 30 June 2002

	Six months to 30 June 2002	Six months to 30 June 2001	Change
Sales	£1,813m	£1,876m	(3)%
Operating profit*	£76m	£60m	27%
Pre-tax profit*	£26m	£(28)m	—
Adjusted earnings per share**	0.5p	(1.5)p	—
Dividend per share	9.1p	8.7p	5%

*
Continuing operations before goodwill, integration costs and non-operating items

**
Restated for FRS19

On track for strong earnings rebound in 2002

  •
  Competitive performances in all businesses:

  —
  Education and consumer publishing set for good revenue and earnings growth,

  —
  Cost management across business newspapers to mitigate advertising downturn,

  —
  Sharing assets, process and culture to drive performance.

  •
  Internet losses and interest charges down sharply on last year.

  •
  Improvements in cash and working capital.

Marjorie Scardino, Pearson's chief executive, said:

        "We've improved our earnings and cash performance despite the worst downturn in corporate advertising for 30 years. The strength of our education and consumer publishing businesses should help us to sustain this momentum both through the second half, when we make most of our profits, and in 2003."

Notes. Throughout this statement:

1.
2001 numbers have been restated for FRS19, the new accounting standard for deferred tax.

2.
Unless otherwise stated, reference to operating profit excludes goodwill amortisation and impairment and integration costs.

3.
'underlying growth' excludes the impact of acquisitions, disposals and currency movements, but all are detailed in this announcement.

Financial review

Performance

        Sales in the six months to June 30, 2002 were £1,813 million, 3% lower than in the first half of 2001, due almost entirely to lower advertising revenues at the Financial Times Group. Operating profit from continuing operations (before goodwill and exceptional items) increased by 27% to £76 million. Adjusted earnings per share increased to 0.5p from a loss of 1.5p per share in the same period last year, with the benefit of lower internet losses and reduced interest charges, which more than offset a £31 million (55%) fall in the earnings contribution from advertising-related newspaper operations.

        A reported loss for the half-year of £207 million (26.0p per share) reflects the fact that Pearson makes nearly all its profits in the second half, but goodwill is amortised evenly through the year. A reported loss of £118 million (14.8p per share) in the same period last year reflected an exceptional tax gain of £121 million which was not repeated in 2002.

Pearson: outlook

        Pearson makes most of its sales and almost all of its profits in the second half of the year. We are on course to deliver a significant recovery in adjusted earnings per share in 2002, in line with our previous expectations*.

        We expect our education businesses to increase underlying revenues in the 3–5% range with margins broadly in line with those achieved in 2001. The Penguin Group looks set to deliver double-digit growth in profits. If advertising demand continues at the level we saw in the first half of the year, we expect the FT Group to record operating profits for the full year some 10–15% lower than in 2001. This is before losses from internet enterprises, which are expected to be less than £60 million for the full year for Pearson as a whole (compared to £137 million last year).

        For the full year, we expect free cash flow to benefit from actions taken to improve use of working capital and lower restructuring costs. We also expect a modest reduction in our interest charge, compared to the first half of this year**.

*
A 5 cent change in the average exchange rate for the full year (which for the six months to June 30 was £1:$1.45) will have an impact of approximately 1p on adjusted earnings per share.

**
This excludes a one-time cost this year of £37 million relating to actions taken this year to maintain the proportion of debt we pay at fixed and floating rates.

For more information:

        John Fallon/Luke Swanson + 44 (0) 20 7010 2310

        Pearson's interim results presentation for investors and analysts will be webcast live today from 09:30 (BST) and available for replay from 12 noon (BST) via www.pearson.com.

        We will also be holding a conference call for US investors at 15:00 (BST)/10:00 (EST). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

        Video interviews with Pearson's senior management are also available at www.pearson.com.

        High resolution photographs are available for the media at www.newscast.co.uk.

Operating Performance

Pearson Education

	2002 half year	2001 half year	Underlying growth	2001 full year
	(£ millions)
Sales
US School	393	430	(8)%	978
US College	158	139	15%	574
US Professional	232	202	17%	417
International	242	240	(3)%	568

Pearson Education	1,025	1,011	1%	2,537

FT Knowledge	23	31	(35)%	59
Internet enterprises	1	3	(52)%	8

Total	1,049	1,045	0%	2,604

Operating profit/(loss)
Pearson Education	22	28	(34)%	374

FT Knowledge	(9)	(12)	(16)%	(23)
Internet enterprises	(13)	(43)	70%	(77)

Total	0	(27)	—	274

        Underlying sales at Pearson Education increased 1% on last year's very strong first half performance.

        In our US School business (23% of Pearson's total revenues in 2001), underlying sales were down 8%, as this year's major textbook adoptions* have reverted to the normal seasonal pattern. (Last year, underlying revenues were up 23% at the half year, as an exceptional number of major adoptions fell in the first six months of 2001). We expect to take a market share of approximately 35% of the adoptions in which we are competing. Education software sales are down on last year, with a major contract deferred into the second half of the year. Learning Network (now renamed Family Education Network), Pearson's online consumer education portal, has been scaled back to focus on the US K-12 market and fully integrated into our US School business. As a result, education internet losses fell sharply, from £43 million in the first half of 2001 to £13 million in 2002. The testing and assessment business continues to prosper, benefiting from the sustained growth of a number of long-term contracts.

        The US College business (14% of 2001 revenues), with a very strong publishing schedule and its lead in the use of technology, has made an excellent start to the year. Underlying sales were up 15%, well ahead of the industry as a whole, but benefiting in part from the earlier phasing of orders from retailers. Our custom publishing business, which produces text books in small print runs custom-made to a college professor's individual course, has made a particularly good start to the year.

*
In the US, 21 'adoption' states buy textbooks and related programmes to a planned contract schedule, which means the level of spending varies from year to year according to this schedule. The 'open territory' states are those that buy textbooks on an as-needed basis rather than on a published adoption schedule.

        The US Professional business (11% of 2001 revenues) grew underlying sales by 17%. As expected, technology publishing and corporate training markets remain difficult, but we are seeing strong growth in our professional certification and government solutions businesses. In NCS Pearson's professional certification business, sales were up 20% in the year to date with two major new contracts—to manage the licensing and certification of clinical pathologists and nurses in the US—starting in the second half. NCS Pearson's government solutions business is growing even faster, benefiting from three new federal contracts.

        In our International education operations (14% of 2001 revenues), underlying sales were 3% lower than last year. The school and college publishing businesses are performing well, particularly in Asia, but the technology recession has driven down sales in our international IT publishing business. Our Latin American operations are delivering a sharply improved performance, benefiting from the actions we took last year to reduce costs.

        NCS Pearson is now an integral part of Pearson Education. On a standalone basis, revenues increased to $489 million (up 10% on an underlying basis) and profits increased to $56 million (up 13% on an underlying basis)*.

        Sales at FT Knowledge, our corporate training business, are down on last year but losses have also fallen on the back of a substantially lower cost base. FT Knowledge is working with Accenture to create new training programmes for large corporations and with our Government Solutions business on a number of opportunities.

Pearson Education: outlook

        For the full year, our education businesses are on track to increase underlying revenues in the 3–5% range with margins broadly in line with those achieved in 2001. We expect revenues in our US school business to be at a similar level to last year. Our US college business should outperform an industry expected to grow by 6%–8%. We expect strong double-digit revenue growth from our US professional operations. Our operations outside the US should achieve modest revenue growth. On a standalone basis, NCS Pearson is on track for revenue growth of more than 15%, topping $1 billion in annual sales. For the full year, losses from our education internet enterprises are expected to be no more than £25 million and losses from FT Knowledge are expected to be lower than last year.

*
All reported figures for NCS Pearson include Computer Curriculum Corporation, which has been fully integrated within NCS Learn, our curriculum software business.

Financial Times Group

	2002 half year	2001 half year	% Change	2001 full year
	(£ millions)
Sales
Non-internet	347	403	(14)%	750
Internet enterprises	23	26	(12)%	51

Total	370	429	(14)%	801

Operating profit/(loss)
FT Newspaper	7	32	(78)%	31
Les Echos	6	15	(60)%	16
Recoletos	14	13	8%	23
Interactive Data Corporation	37	32	16%	67
Associates and joint ventures	(3)	(6)	50%	(10)
FT Business	1	2	(50)%	4
FT Businesses sold		—		1

	62	88	(30)%	132
Internet enterprises	(24)	(38)	37%	(60)

Total	38	50	(24)%	72

        The Financial Times Group (19% of 2001 revenues) saw revenues fall 14% in the face of a deep and prolonged advertising recession. The three categories hardest hit by the downturn—business-to-business, finance and technology—account for the majority of our advertising revenues. In spite of this downturn, our network of business newspapers and online services continues to grow its audience and reach.

        Average daily sales of the Financial Times newspaper for the six months to June were 486,000, with good growth in the US (up 14%) and in Asia (up 18%) offsetting a decline in the UK (down 7%). In the first half of the year, advertising revenues fell by 31% against the same period last year (which included the first quarter when advertising revenues were up 8%). A series of profit protection measures reduced the FT newspaper's cost base by 12% for the first half of the year compared with the same period in 2001.

        FT.com continued to grow its revenues and reduce its cost base and remains on track to break even in the fourth quarter of this year. FT.com had 2.8 million unique monthly users in June, up by more than 50% on a year ago. Though the market for online advertising remains tough, content syndication sales continue to grow strongly and FT.com has successfully launched subscription services.

        Profits at Les Echos declined sharply as advertising revenues fell by 32%. Average daily circulation was 153,000, level with last year. Les Echos has taken a number of actions to reduce costs, which it will benefit from in the second half of the year.

        Recoletos (Bolsa Madrid: REC), our Spanish media group, increased profits by 8% in spite of a 6% fall in revenues. Marca, its sports newspaper, capitalised on an exceptional calendar of sporting events and Recoletos as a whole benefited from a substantially lower cost base. Advertising revenues at its business newspaper, Expansion, were 22% lower.

        Interactive Data Corporation (NASDAQ: IDCO), our 60%-owned asset pricing business, increased revenues by 9% and profits by 16%. Customer contract renewal rates are running at 95% in our institutional business, we have launched several new products and the integration of the Merrill Lynch Securities Pricing Service is going to plan.

        Stripping out the contribution of FT Energy, which was sold in 2001, FT Business, our specialist financial publications company, maintained profits despite the advertising downturn. Tight control of the cost base and a strong competitive performance have helped it to perform well in a difficult environment.

        Losses from the FT's internet enterprises (which include the online businesses of the FT, Les Echos and Expansion as well as our share of FT Deutschland's FTD.de, economist.com, CBSMarketWatch and Esignal) fell to £24 million, as revenues across these operations were broadly in line with last year and the cost base was significantly reduced.

Associates and joint ventures

        Losses from the FT's associates and joint ventures were 50% lower than the previous year, primarily due to progress at FT Deutschland, our joint venture with Gruner and Jahr. FT Deutschland grew its advertising revenues slightly and increased its circulation by 12% to 83,000.

        The Economist Group, in which Pearson owns a 50% interest, continued to make progress despite the advertising environment. The Economist's worldwide weekly circulation grew by 10% to 838,030; the Economist Intelligence Unit continued its transition from print to electronic delivery and CFO's international expansion continued with the successful launch of CFO China.

        Business Day & Financial Mail, the South African titles in which we own a 50% interest, held their circulation steady and reduced their costs.

FT Group: outlook

        At this stage, we see no sign of an advertising recovery. If demand for advertising across our network of business newspapers continues at the levels we saw in the first half of this year, the FT Group is expected to record operating profits (before internet enterprises) for the full year some 10–15% lower than last year. We expect losses from the FT's internet enterprises to be less than £35 million for the full year.

The Penguin Group

	2002 half year	2001 half year	% Change	2001 full year
	(£ millions)
Sales	394	402	(2)%	820

Operating profit	38	37	3%	80

        The Penguin Group (19% of 2001 revenues) held revenues and profits broadly level with 2001, even though this year's publishing schedule is heavily weighted towards the second half of the year.

        In the US, 57 Penguin Putnam titles reached the New York Times bestseller lists in the first half of the year, a similar number to the previous year. In the UK, 38 titles reached the Neilsen Bookscan top 15, an increase of 20%. The integration of Dorling Kindersley into Penguin is now complete. For the first half of the year, DK broke even on sales of £71 million (up 8% on 2001), benefiting from a lower cost base, a stronger salesforce and a revitalised publishing programme. Dorling Kindersley now has a dedicated unit of designers working with Pearson Education on a range of publishing projects, from a new programme for the 2003 Texas social studies adoption to an international elementary reading programme.

Penguin: outlook

        The Penguin Group is expected to grow sales ahead of its major markets (which are forecast to increase by up to 3% this year) and deliver double-digit growth in profits. Revenue in the second half should benefit from the forthcoming publishing schedule, which is significantly stronger than in the same period last year. Dorling Kindersley is expected to be profitable for the year as a whole.

        Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20–F for the period ended December 31, 2001. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

Pearson plc 80 Strand London WC2R 0RL Telephone +44 (0) 20 7010 2000 * Facsimile +44 (0) 20 7010 6060 www.pearson.com

Consolidated Profit and Loss Account
for the six months to 30 June 2002

	Note	2002 half year		restated 2001 half year		restated 2001 full year
		(all figures in £ millions)
Sales (including share of joint ventures)		1,819		1,881		4,240
Less: share of joint ventures		(6)		(5)		(15)

Sales (continuing operations)	2a	1,813		1,876		4,225
Group operating (loss)/profit (continuing operations)		(79)		(102)		20

Share of operating loss of joint ventures and associates of which	2c	(32)		(17)		(67)
Continuing operations		(29)		(34)		(69)
Discontinued operations		(3)		17		2

Total operating loss	2b	(111)		(119)		(47)

Total operating loss analysed between:
Continuing operations
Operating profit before goodwill amortisation and integration costs		76		60		426
Goodwill amortisation and impairment		(179)		(168)		(401)
Integration costs		(5)		(28)		(74)

		(108)		(136)		(49)
Discontinued operations
Operating profit before goodwill amortisation and integration costs		—		33		37
Goodwill amortisation		(3)		(16)		(35)

		(3)		17		2

Total operating loss	2b	(111)		(119)		(47)

Continuing operations
Group loss on sale of fixed assets and investments		—		(2)		(12)
Group loss on sale of subsidiary undertakings and associates	3	(10)		(28)		(63)
Profit/(loss) on sale of subsidiary undertakings and associates by an associate		3		—		(36)
Discontinued operations
Group profit on sale of subsidiary undertakings and associates	3	17		—		—
Profit/(loss) on sale of subsidiary undertakings and associates by an associate		—		8		(17)

Loss before interest and taxation		(101)		(141)		(175)
Amounts written off investments		—		—		(92)
Net finance costs	4	(87)		(88)		(169)

Loss before taxation		(188)		(229)		(436)
Taxation	6	(6)		124		33

Loss after taxation		(194)		(105)		(403)
Equity minority interests		(13)		(13)		(20)

Loss for the financial period		(207)		(118)		(423)
Dividends on equity shares	7	(73)		(70)		(177)

Loss retained		(280)		(188)		(600)

Adjusted earnings/(loss) per equity share	5	0.5	p	(1.5	)p	21.4	p
Loss per equity share	5	(26.0	)p	(14.8	)p	(53.2	)p
Diluted earnings per equity share	5	n/a		n/a		n/a
Dividend per equity share	7	9.1	p	8.7	p	22.3	p

        There is no difference between the loss on ordinary activities before taxation and the retained loss for the period stated above and their historical cost equivalents.

        The results for the 2001 full year are an abridged version of the full accounts which have received an unqualified audit report from the auditors and have been filed with the Registrar of Companies. First half year figures are neither audited nor reviewed.

        Results for the 2001 half year and full year have been restated for FRS 19 (see note 6). Adjusted pre tax profit from continuing operations for the six months to June 2002 of £26 million (2001: loss £(28) million) is operating profit before goodwill amortisation and integration costs less net interest payable (see note 4).

Consolidated Balance Sheet
as at 30 June 2002

	2002 half year	restated 2001 half year	restated 2001 full year
	(all figures in £ millions)
Fixed assets
Intangible assets	3,939	4,568	4,193
Tangible assets	528	557	542

Investments: joint ventures
Share of gross assets	4	17	8
Share of gross liabilities	—	—	(1)

	4	17	7
Investments: associates	107	955	893
Investments: other	83	147	84

	4,661	6,244	5,719

Current assets
Stocks	848	969	849
Debtors	1,073	1,215	1,005
Deferred taxation	280	344	272
Investments	3	4	3
Cash at bank and in hand	542	584	393

	2,746	3,116	2,522

Creditors—amounts falling due within one year
Short term borrowing	(57)	(244)	(165)
Other creditors	(995)	(1,140)	(1,203)

	(1,052)	(1,384)	(1,368)

Net current assets	1,694	1,732	1,154

Total assets less current liabilities	6,355	7,976	6,873
Creditors—amounts falling due after more than one year
Medium and long term borrowing	(2,442)	(3,212)	(2,607)
Other creditors	(41)	(54)	(54)

	(2,483)	(3,266)	(2,661)
Provisions for liabilities and charges	(174)	(238)	(239)

Net assets	3,698	4,472	3,973

Capital and reserves
Called up share capital	200	200	200
Share premium account	2,460	2,445	2,459
Profit and loss account	849	1,654	1,138

Equity shareholders' funds	3,509	4,299	3,797
Equity minority interests	189	173	176

	3,698	4,472	3,973

Consolidated Statement of Cash Flows
for the six months to 30 June 2002

	Note	2002 half year	2001 half year	2001 full year
		(all figures in £ millions)
Net cash (outflow)/inflow from operating activities	9	(193)	(187)	490

Dividends from joint ventures and associates		1	19	25

Interest received		6	19	31
Interest paid		(99)	(98)	(187)
Debt issue costs		—	(1)	(1)
Dividends paid to minority interests		(1)	(9)	(9)

Returns on investments and servicing of finance		(94)	(89)	(166)

Taxation		(35)	(39)	(71)

Purchase of tangible fixed assets		(71)	(93)	(165)
Sale of tangible fixed assets		—	5	36
Purchase of investments		(3)	(4)	(35)
Sale of investments		—	19	22

Capital expenditure and financial investment		(74)	(73)	(142)

Purchase of subsidiary undertakings		(38)	(14)	(128)
Net (debt)/cash acquired with subsidiary undertakings		—	(2)	83
Purchase of joint ventures and associates		(9)	(15)	(26)
Sale of subsidiary undertakings		8	6	41
Net cash disposed with subsidiary undertakings		—	(1)	—
Sale of associates		921	1	1

Acquisitions and disposals		882	(25)	(29)

Equity dividends paid		(108)	(105)	(174)

Net cash inflow/(outflow) before management of liquid resources and financing		379	(499)	(67)

Liquid resources acquired		(82)	—	(48)
Collateral deposit (placed)/reclaimed		(29)	17	47

Management of liquid resources		(111)	17	(1)

Issue of equity share capital		1	6	20
Capital element of finance lease rentals		(2)	(5)	(7)
Loan facility repaid		(59)	(112)	(521)
Bonds (repaid)/advanced		(156)	508	507
Net movement in other borrowings		7	40	3

Financing		(209)	437	2

Increase/(decrease) in cash in the period		59	(45)	(66)

Statement of Total Recognised Gains and Losses
for the six months ended 30 June 2002

	2002 half year	restated 2001 half year	restated 2001 full year
	(all figures in £ millions)
Loss for the financial period	(207)	(118)	(423)
Other net gains and losses recognised in reserves:
Currency translation differences	(153)	192	26
Taxation on currency translation differences-UK	—	(13)	(6)

Total recognised (losses)/gains relating to the period	(360)	61	(403)

Prior year adjustment-FRS 19	209

Total recognised (losses)/gains	(151)

Reconciliation of Movements in Equity Shareholders' Funds
for the six months ended 30 June 2002

	2002 half year	restated 2001 half year	restated 2001 full year
	(all figures in £ millions)
Loss for the financial period	(207)	(118)	(423)
Dividends on equity shares	(73)	(70)	(177)

	(280)	(188)	(600)
Currency translation differences (net of taxation)	(153)	179	20
Goodwill written back on sale of subsidiary undertakings and associates	144	17	37
Goodwill written back on sale of subsidiary undertakings and associates by an associate	—	—	36
Shares issued	1	6	18
Replacement options granted on acquisition of subsidiary	—	1	2

Net movement for the period	(288)	15	(487)
Equity shareholders' funds at beginning of the period	3,797	4,044	4,044
Prior year adjustment-FRS 19	—	240	240

Equity shareholders' funds at end of the period	3,509	4,299	3,797

Notes to the 2002 Results
for the six months ended 30 June 2002

1.    Basis of preparation

        The results for the six months ended 30 June 2002 have been prepared in accordance with the accounting policies set out in the 2001 Annual Report, except that FRS 19 'Deferred Tax' has been adopted. The effect of this change in accounting policy is disclosed in note 6.

2a.  Sector analysis—sales

	2002 half year	2001 half year	2001 full year
	(all figures in £ millions)
Pearson Education	1,049	1,045	2,604
FT Group	370	429	801
The Penguin Group	394	402	820

Continuing operations	1,813	1,876	4,225

        Sales in respect of internet enterprises, the Group's discrete internet operations, are included within Pearson Education £1m (2001 half year: £3m; 2001 full year: £8m) and the FT Group £23m (2001 half year: £26m; 2001 full year: £51m).

2b.  Sector analysis—operating loss

	2002 half year
	Results from operations	Internet enterprises	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
	(all figures in £ millions)
Pearson Education	13	(13)	(3)	(126)	—	(129)
FT Group	62	(24)	—	(33)	(10)	(5)
The Penguin Group	38	—	(2)	(10)	—	26

Continuing operations	113	(37)	(5)	(169)	(10)	(108)
Discontinued operations	—	—	—	(3)	—	(3)

	113	(37)	(5)	(172)	(10)	(111)

	2001 half year (restated)
	Results from operations	Internet enterprises	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
	(all figures in £ millions)
Pearson Education	16	(43)	(12)	(126)	—	(165)
FT Group	88	(38)	—	(33)	—	17
The Penguin Group	37	—	(16)	(9)	—	12

Continuing operations	141	(81)	(28)	(168)	—	(136)
Discontinued operations	33	—	—	(16)	—	17

	174	(81)	(28)	(184)	—	(119)

	2001 full year (restated)
	Results from operations	Internet enterprises	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
	(all figures in £ millions)
Pearson Education	351	(77)	(29)	(254)	(8)	(17)
FT Group	132	(60)	—	(67)	(3)	2
The Penguin Group	80	—	(45)	(19)	(50)	(34)

Continuing operations	563	(137)	(74)	(340)	(61)	(49)
Discontinued operations	37	—	—	(35)	—	2

	600	(137)	(74)	(375)	(61)	(47)

2c.  Sector analysis—joint ventures and associates

        Included in the analysis of operating loss in note 2b are the following amounts in respect of joint ventures and associates:

	Joint ventures
	2002 half year	2001 half year	2001 full year
	(all figures in £ millions)
Continuing operations	(7)	(10)	(19)

	Associates
	Results before goodwill amortisation 2002 half year	Total 2002 half year	Results before goodwill amortisation 2001 half year	Total 2001 half year	Results before goodwill amortisation 2001 full year	Total 2001 full year
	(all figures in £ millions)
Continuing operations	2	(22)	—	(24)	1	(50)
Discontinued operations	—	(3)	33	17	37	2

	2	(25)	33	(7)	38	(48)

3.    Loss on sale of subsidiary undertakings and associates

	2002 half year	2001 half year	restated 2001 full year
	(all figures in £ millions)
Continuing operations:
Loss on sale of PH Direct	(10)	—	—
Loss on sale of iForum	—	—	(27)
Loss on closure of Dorling Kindersley Family Learning business	—	—	(2)
Net loss on sale of other businesses and associates	—	(28)	(34)

	(10)	(28)	(63)

Discontinued operations:
Profit on sale of RTL Group	17	—	—

	17	—

4.    Net finance costs

	2002 half year	2001 half year	2001 full year
	(all figures in £ millions)
Net interest payable	(50)	(88)	(169)
Early repayment of debt and termination of swap contracts	(37)	—	—

	(87)	(88)	(169)

5.    Earnings/(loss) per share

        In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes items of an unusual nature and goodwill amortisation as shown below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

	2002 half year		restated 2001 half year		restated 2001 full year
	(all figures are in £ millions)
Loss for the financial period	(207)		(118)		(423)
Adjustments:
Loss on sale of fixed assets and investments: continuing operations	—		2		12
Loss on sale of subsidiary undertakings and associates: continuing operations	10		28		63
Profit on sale of subsidiary undertakings and associates: discontinued operations	(17)		—		—
(Loss)/profit on sale of subsidiary undertakings and associates by an associate: continuing operations	(3)		—		36
Loss on sale of subsidiary undertakings and associates by an associate: discontinued operations	—		(8)		17
Goodwill amortisation	172		184		375
Integration costs	5		28		74
Goodwill impairment	10		—		61
Amounts written off investments	—		—		92
Other net finance costs	37		—		—
Taxation on above items	(3)		(126)		(133)
Minority interest share of above items	—		(2)		(4)

Adjusted earnings/(loss)	4		(12)		170

Loss for the financial period	(207)		(118)		(423)
Taxation on the conversion of ordinary shares	—		—		(1)

Diluted loss	(207)		(118)		(424)

Weighted average number of equity shares (millions)
—for earnings and adjusted earnings	795.9		794.7		795.4
Effect of dilutive share options	n/a		n/a		n/a

Weighted average number of equity shares (millions)
—for diluted earnings	n/a		n/a		n/a

Adjusted earnings/(loss) per equity share	0.5	p	(1.5	)p	21.4	p
Loss per equity share	(26.0	)p	(14.8	)p	(53.2	)p
Diluted earnings per equity share	n/a		n/a		n/a

        In 2001 and at the 2002 half year the Group made a loss for the financial period, consequently the effect of share options is anti-dilutive and a diluted earnings per share has not been shown.

6.    Taxation

        The tax rate provided in the profit and loss account is analysed as follows:

	2002 half year	restated 2001 half year	restated 2001 full year
	(all figures in percentages)
United Kingdom tax rate	30.0	30.0	30.0
Effect of overseas tax rates	4.8	5.5	4.5
Other items	(0.8)	(1.5)	(0.5)

Tax rate reflected in adjusted earnings/(loss)	34.0	34.0	34.0

        The taxation benefit/(charge) is analysed as:

	2002 half year	restated 2001 half year	restated 2001 full year
	(all figures in £ millions)
Parent and subsidiaries	(4)	131	48
Joint ventures and associates	(2)	(7)	(15)

	(6)	124	33

        FRS 19 "Deferred Tax" has been adopted for the first time in these financial statements. Pearson previously provided deferred tax using the liability method under SSAP 15 and only recognised deferred tax liabilities to the extent that it was probable that the liabilities would crystallise. Deferred tax assets were only recognised to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets has changed with the result that Pearson has recognised a deferred tax asset in respect of US tax losses and other timing differences that are regarded as recoverable against future taxable profits. The adoption of FRS19 has also had an impact on capitalised goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognised on those acquisitions. A prior year adjustment has been made in these financial statements to reflect the adoption of FRS 19 and comparative figures have been restated. The impact on the profit and loss account for the six months to June 2002 has been to reduce the loss after taxation by £3 million (£nil relating to the tax charge and £3 million to goodwill amortisation) and to increase opening shareholders funds by £209 million. The effect on the loss after taxation for the 2001 half year was to reduce the loss by £19 million and at the 2001 full year increase the loss by £32 million.

7.    Dividends

        The directors have declared an interim dividend of 9.1p per equity share, payable on 25 October 2002 to shareholders on the register at the close of business on 9 August 2002.

8.    Exchange rates

        Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	£ versus US$
	2002 half year	2001 half year	2001 full year
Average for operating profits	1.45	1.43	1.44
Period end rate	1.52	1.41	1.46

9.    Note to consolidated statement of cash flows

	2002 half year	restated 2001 half year	restated 2001 full year
	(all figures in £ millions)
Reconciliation of operating loss to net cash (outflow)/inflow from operating activities
Operating loss—total	(111)	(119)	(47)
Share of loss of joint ventures and associates	32	17	67
Depreciation charges	63	64	125
Goodwill amortisation and impairment	155	144	350
(Increase) in stocks	(27)	(98)	(6)
(Increase)/decrease in debtors	(94)	(49)	102
(Decrease) in creditors	(156)	(155)	(103)
(Decrease)/increase in operating provisions	(51)	3	3
Other and non-cash items	(4)	6	(1)

Net cash (outflow)/inflow from operating activities	(193)	(187)	490
Purchase of fixed assets and finance lease payments	(73)	(98)	(172)
Sale of operating tangible fixed assets	—	5	36
Dividends from joint ventures and associates	1	19	25
Other	4	13	(11)

Operating cash flow	(261)	(248)	368

Analysed between:
Operating cash flow before other items	(229)	(220)	437
Integration costs:
NCS/Simon & Schuster	(14)	(5)	(26)
Dorling Kindersley	(18)	(23)	(43)

Operating cash flow	(261)	(248)	368

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SIGNATURE
  PRESS RELEASE
PEARSON PLC INTERIM RESULTS (unaudited) Six months ended 30 June 2002
Consolidated Profit and Loss Account for the six months to 30 June 2002
Consolidated Balance Sheet as at 30 June 2002
Consolidated Statement of Cash Flows for the six months to 30 June 2002
Statement of Total Recognised Gains and Losses for the six months ended 30 June 2002
Reconciliation of Movements in Equity Shareholders' Funds for the six months ended 30 June 2002
Notes to the 2002 Results for the six months ended 30 June 2002